UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 24, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     The following information is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, and the Registration Statement on Form S-8, File No. 333-147186:
     On May 18, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) announced the sale of the Navios Orbiter, a 2004-built Panamax vessel of 76,602 deadweight tons (“dwt”), and the Navios Luz, a 2010-built Capesize vessel of 179,144 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total consideration of $130.0 million, payable in the form of $120.0 million in cash and 507,916 common units of Navios Partners. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 24, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated May 18, 2011.